                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                          For the month of June, 2000


                        COMMISSION FILE NUMBER:  1-7239



                                  KOMATSU LTD.
                ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices
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                                      -2-

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------


1. One company announcement made on June 14, 2000.



                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                                    KOMATSU LTD.
                                                     ---------------------------
                                                                    (Registrant)



Date:  June 21, 2000                            By:      /s/Masaru Fukase
                                                    ---------------------------
                                                         Masaru Fukase
                                                         Senior Executive
                                                         Officer
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News Release
------------
                                                    June 14th, 2000
                                                    ---------------

                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Public Relations Section
                                                    Tel: +81-(0)3-5561-2616
                                                    URL: http://www.komatsu.com/

             NOTICE ON THE ACQUISITION OF KOMATSU FORKLIFT'S SHARES
             ------------------------------------------------------

Komatsu Ltd. hereby announces that at its Board of Directors' meeting held on June 14, 2000, it has resolved to acquire the shares of Komatsu Forklift Co., Ltd., and convert Komatsu Forklift to its subsidiary.

                                     Notes
                                     -----
1. Purposes of Share Acquisition

  - In order to strengthen its ties with Komatsu Forklift Co., Ltd. (hereinafter to be referred to as "Komatsu Lift"), Komatsu Ltd. (hereinafter to be referred to as Komatsu) has decided to acquire Komatsu Lift's shares and convert Komatsu Lift to its subsidiary in manners as described below:

  - As already notified, in order to increase the competitiveness of the forklift truck business, Komatsu and Komatsu Lift signed a basic agreement with Linde AG of Germany regarding the establishment of a global cooperative relationship in the manufacture and sales of forklift trucks and related products.

  - In order for the Komatsu Group to further accelerate the strengthening and development of its forklift truck business, Komatsu will seek to convert Komatsu Lift to its subsidiary as a step to consolidate and strengthen the operating foundation of Komatsu Lift in pursue of improved earnings.

2. Outline of the Company (Komatsu Lift) Subject to the Change of Status

  1) Corporate Name
     Komatsu Forklift Co., Ltd.

  2) Representative
     Ichiro Mitsui

  3) Location
     2-3-4 Akasaka, Minato-ku, Tokyo

  4) Date of Establishment
     February, 1948

  5) Lines of Business
     Manufacture and sales of industrial vehicles, automated transfer equipment, etc.

  6) Settling Term
     March

  7) No. of Employees
     706 (Non-consolidated. As of the end of March, 2000. Excluding loaned-out employees and the like)

  8) Major Establishments
     Head Office (Minato-ku, Tokyo), Tochigi Plant (Oyama, Tochigi)

  9) Capitalization
     (Yen)11,411,834,062



 10) Outstanding Common Shares
     (Yen)124,045,676 shares
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11) Major Shareholders and Holding Ratios
    Komatsu Ltd.                                    46.7%
    Linde AG                                        10.0%
    Taiyo Mutual Life Insurance Co., Ltd.            3.6%
    HSBC Bank, PLC Clients, UK Tax Treaty            2.5%
    Komatsu Forklift Employee Holding Association    2.3%
    Komatsu Forklift Supplier Holding Association    1.6%
    Sumitomo Fire and Marine Co., Ltd.               1.3%

  12) Business Results in Recent Fiscal Years (millions of yen)

      Non-consolidated
      ----------------
      --------------------------------------------------------------------------
                                         March, 2000               March, 1999
      --------------------------------------------------------------------------
       Net Sales                           (Yen)52,882               (Yen)53,816
      --------------------------------------------------------------------------
       Operating Income                            205                    -5,243
      --------------------------------------------------------------------------
       Ordinary Profit                             262                    -5,800
      --------------------------------------------------------------------------
       Net Income                                  172                    -3,530
      --------------------------------------------------------------------------
       Total Assets                             64,917                    69,201
      --------------------------------------------------------------------------
       Shareholders' Equity                     42,254                    42,081
      --------------------------------------------------------------------------
       Dividends                                (Yen)0                    (Yen)0
      --------------------------------------------------------------------------

      Consolidated
      ------------
      --------------------------------------------------------------------------
                                         March, 2000               March, 1999
      --------------------------------------------------------------------------
       Net Sales                           (Yen)88,349               (Yen)94,542
      --------------------------------------------------------------------------
       Operating Income                          1,436                    -4,228
      --------------------------------------------------------------------------
       Ordinary Profit                             807                    -6,099
      --------------------------------------------------------------------------
       Net Income                                  268                    -5,931
      --------------------------------------------------------------------------
       Total Assets                            103,050                   110,438
      --------------------------------------------------------------------------
       Shareholders' Equity                     35,044                    34,775
      --------------------------------------------------------------------------

3. No. of Shares to be Acquired and State of Pre- and post-Acquisition Holding
1) Pre-acquisition Holding                  57,939,151 shares
                                            (Holding ratio of 46.7%)

2) Scheduled Acquisition                    5,078,000 shares
                                            (Acquisition price not yet fixed)

3) Post-acquisition Holding                 63,017,151 shares
   (Scheduled)                              (Holding ratio of 50.8%)

4. Timetable
    June 14, 2000                           Resolution at the Board of Directors
    June 20, 2000(Scheduled)                Date of share certificates transfer

5. Outlook
    Komatsu Lift is already accounted for in the forecast of business results of Komatsu for the current fiscal year as the investment profit and loss accounted for by equity method.

      Thus, Komatsu foresees that the conversion of Komatsu Lift to its subsidiary will result in a sales increase of approximately (Yen)90,000 million in its consolidated net sales totaling (Yen)1,140,000 million. With regard to the net income of (Yen)15,000 million forecast for the current term, the conversion will have no substantial effect.

--------------------------------------------------------------------------------
Note: The share acquisition was completed as scheduled on 20th June 2000.